Mail Stop 3561

November 15, 2006

Via Fax & U.S. Mail

Mr. Stephen D. Young
Chief Financial Officer
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

      Re: Franklin Covey Co.
                 Form 10-K for the year ended August 31, 2005
                 Filed November 29, 2005
                 File No. 001-11107

Dear Mr. Young:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief